UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2017

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 30, 2017.

Luxottica Group continues to grow in 2016(1):
reported net sales up 3.9% at constant exchange rates(2) (+2.8% at current exchange rates)

Sales accelerated in the fourth quarter

•                  Group’s reported net sales rose to Euro 9,086 million (+3.9% at constant exchange rates(2) and +2.8% at current exchange rates); fourth quarter accelerated from the third quarter, with net sales +5.2% at constant exchange rates(2) and +6.3% at current exchange rates

•                  Wholesale segment’s net sales: Euro 3,528 million for the full year (-0.4% at constant exchange rates(2) and -1.8% at current exchange rates); fourth quarter recovering from the third quarter, but revenues down 0.9% at constant exchange rates(2) and -0.1% at current exchange rates from the fourth quarter of 2015

•                  Retail segment’s net sales: Euro 5,558 million for the full year (+6.8% at constant exchange rates(2) and +6.0% at current exchange rates); fourth quarter accelerating from the third quarter with revenues up 8.9% at constant exchange rates(2) and +10.1% at current exchange rates compared to the 2015 period

Milan (Italy), January 30, 2017 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today to review the consolidated net sales and preliminary results for the fourth quarter of 2016 and the full fiscal year 2016 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Reported net sales for the full year 2016(1)

(Millions of Euro)	FY 2015	FY 2016	Change at constant exchange rates(2)	Change at current exchange rates
Group net sales	8,837	9,086	+3.9%	+2.8%
Wholesale segment	3,593	3,528	-0.4%	-1.8%
Retail segment	5,244	5,558	+6.8%	+6.0%

Reported net sales in the fourth quarter of 2016(1)

(Millions of Euro)	4Q 2015	4Q 2016	Change at constant exchange rates(2)	Change at current exchange rates
Group net sales	2,015	2,142	+5.2%	+6.3%
Wholesale segment	758	758	-0.9%	-0.1%
Retail segment	1,256	1,384	+8.9%	+10.1%

2016 was a year of change for the Group, as it carried out a number of initiatives to support the organizational simplification, efficiency and integration of its business, alignment of prices across markets and enhancement of its brand portfolio. In particular, the adoption of the “MAP policy” (Minimum Advertised Price) in North America has allowed the Group to strengthen the equity of its brands, enhance the quality of its distribution network and protect the business of wholesale customers.

During the year, the Group also made investments in developing its manufacturing and logistical infrastructure, supporting the entry into new markets and strengthening digital communications.

Luxottica ended the year with reported net sales of Euro 9,086 million, up 3.9% at constant exchange rates(2) (+2.8% at current exchange rates) despite a more uncertain macroeconomic environment. In the fourth quarter, net sales accelerated compared to the first nine months of the year.

In 2016, the Wholesale segment’s net sales remained almost unchanged from the previous year at constant exchange rates(2). On the upside, the Retail segment delivered reported net sales growth of +6.8% at constant exchange rates(2) (+6.0% at current exchange rates). The Group’s key retail chains continued to drive the industry’s evolution towards innovative business models covering in-store, online and omnichannel, to offer consumers a more meaningful digital experience. Sunglass Hut confirmed its leadership in the sun segment with revenue growth of +8.1% at constant exchange rates(2), while LensCrafters in North America strengthened its brand equity and reported a net sales in US dollars increase of +1.3%. In Australia, a review of the assortments in OPSM stores proved successful during the year, with a gradual improvement in comparable store sales(4). In Latin America, GMO maintained a solid growth trend.

The Group’s e-commerce platforms in 2016 delivered excellent results, up by 24% at constant exchange rates(2). Ray-Ban.com, Oakley.com and SunglassHut.com further established themselves as the consumer favorites for buying branded eyewear online.

In the fourth quarter of 2016, the Group’s sales showed an acceleration compared to the previous quarters of 2016, with reported revenue growth of +5.2% at constant exchange rates(2) (+6.3% at current exchange rates). An increase in performance in both Europe and Latin America was achieved through effective customer service delivered in each region , while the Wholesale division in North America benefited from the first positive effects of the “MAP policy” and the integration of the Oakley sports channel. In China, Luxottica continued the rationalization of its distribution network, terminating relationships with a number of local distributors.

“We are very pleased with the results of 2016, especially given that they were achieved in a year of major investments and initiatives to improve the quality of the Company and we expect to report a higher net profit on a year-over-year adjusted(3),(5) basis”, commented Leonardo del Vecchio, Executive Chairman, and Massimo Vian, CEO for Product and Operations of Luxottica Group.

“The courageous decisions taken in the last two years and the investments aimed at improving the Group’s offering with more innovative and excellent products and services are reflected in the net sales generated during the final months of the year, showing an improvement especially in North America. The first few weeks of 2017 confirm the Group’s prospects for healthy growth that we expect will accelerate during the year.

The Luxottica of today is a stronger, simpler and more efficient company, with a faster decision-making process. We are preparing to take a major step forward in the realization of our vision: to offer a product that finds the reason for its success in the integration of frame and lenses”.

Geographic segments: net sales and trends in 2016

North America

In 2016, net sales(3),(5) at constant exchange rates(2) in North America were up 0.8%. The results were driven by the Retail segment’s growth, which more than offset the decline in the Wholesale segment (-2.6% at constant exchange rates(2)) due to the adoption of the “MAP policy”. Benefits from this initiative were already visible in the fourth quarter, which saw an acceleration in sales at constant exchange rates(2) of +5.5% and +3%, respectively, for the Wholesale segment and the whole Group, a sharp contrast with the third quarter. The Retail segment ended the year with +1.7% growth(3),(5) at constant exchange rates(2), thanks to the positive performance of LensCrafters and Sunglass Hut.

Europe

In 2016, Europe confirmed its positive trend with net sales up 6.9% at constant exchange rates(2). There was also an acceleration in fourth quarter sales, +12% at constant exchange rates(2).

During the year, the Wholesale segment posted net sales up by 2.8% at constant exchange rates(2), driven in particular by Italy, the UK, Spain and Eastern Europe.

The Retail segment increased its weight in the region, up by 28% in net sales at constant exchange rates(2). This is due to the strong performance of Sunglass Hut, with comparable store sales(4) up by 9%, and approximately 100 new store openings, including 57 stores in Galeries Lafayette.

Asia-Pacific

The region’s results were affected by the deep distribution network restructuring in Mainland China, where the termination of relationships with a number of distributors resulted in the withdrawal of goods from the marketplace in the fourth quarter for a value greater than 30% of quarterly sales. Although the Chinese market returned to positive growth in the first few weeks of 2017, last year’s restructuring resulted in a decrease of 1.9% in Asia-Pacific in 2016 at constant exchange rates(2). Southeast Asia, India and Japan confirmed solid growth for the year.

The Retail segment, by contrast, in Mainland China registered a strong increase in sales substantially driven by the successful launch of new Ray-Ban stores (47 as of December 31, 2016).

The Group in Australia reported a strong performance in terms of comparable stores sales(4) for Sunglass Hut and OPSM, the latter accelerating sequentially throughout the year, peaking in the last three months of the year thanks to newly implemented assortment policies.

Latin America

Latin America’s strong trend during the first nine months continued into the fourth quarter with sales up by 10% at constant exchange rates(2) in the year. Mexico remains among the fastest growing countries for the Group, with double-digit growth at constant exchange rates(2). Brazil continued to generate growing sales in 2016 despite the current unfavorable economic situation.

In the twelve-month period ended December 31, 2016, the Retail segment posted double-digit growth at constant exchange rates(2), thanks to the favorable performance in comparable store sales(4) of GMO and Sunglass Hut in Mexico and the Andean region also in the fourth quarter.

§

Luxottica Group is modifying the “Financial Calendar for 2017” previously published on December 14, 2016. Following the Board of Directors meeting on March 1, 2017, the Group will hold a conference call with analysts and investors instead of an Investor and Analyst Presentation on Thursday, March 2, 2017.

§

The officer responsible for preparing the Company’s financial reports, Stefano Grassi, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: corporate.communication@luxottica.com

Notes to the press release

(1) Comparisons, including percentage changes, are between the three and twelve-month periods ended December 31, 2016 and 2015.

(2) Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

(3) Adjusted net sales is not a measure in accordance with IFRS. For further information, please refer to the attached tables.

(4) “Comps” or “Comparable store sales” reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(5) The adjusted data for the three-month and twelve-month periods ended December 31, 2015 does not take into account a change in the presentation of a component of EyeMed net sales that was previously included on a gross basis and in 2015 was included on a net basis due to a change in the terms of an insurance underwriting agreement (the “EyeMed adjustment”), resulting in a reduction to net sales on a reported basis of approximately Euro 44.2 million in the three-month period and approximately Euro 174.3 million in the twelve-month period ended December 31, 2015. The EyeMed adjustment is not applicable, commencing with the first quarter of 2016, due to a modification to this insurance underwriting agreement.

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co., Valentino and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of approximately 8,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America, Salmoiraghi&Viganò in Italy and Sunglass Hut worldwide. In 2016, with more than 80,000 employees, Luxottica posted net sales of over Euro 9 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to set and achieve our business objectives and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relationships with those hosting our stores, any failure of information technology, inventory and other asset-related risks, credit risk on our accounts, insurance risks, changes in tax laws as well as other political, economic, legal and technological factors and other risks and uncertainties described in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

-  APPENDIX FOLLOWS —

Adjusted(3),(5) net sales for the full year 2016(1)

(Millions of Euro)	FY 2015	3Q 2016	Change at constant exchange rates(2)	Change at current exchange rates
Group adjusted net sales	9,011	9,086	+1.9%	+0.8%
Wholesale segment	3,593	3,528	-0.4%	-1.8%
Retail segment(3),(5)	5,418	5,558	+3.4%	+2.6%

Adjusted(3),(5) net sales in the fourth quarter of 2016(1)

(Millions of Euro)	4Q 2015	4Q 2016	Change at constant exchange rates(2)	Change at current exchange rates
Group adjusted net sales	2,059	2,142	+3.0%	+4.0%
Wholesale segment	758	758	-0.9%	-0.1%
Retail segment(3),(5)	1,301	1,384	+5.2%	+6.4%

Geographic segments: net sales and trends in full year 2016

Net sales (millions of Euro)	FY 2015%		FY 2016%		Change at constant exchange rates(2)	Change at current exchange rates
North America adj.(3),(5)	5,325	59%	5,370	59%	+0.8%	+0.8%
Wholesale	1,054	12%	1,025	11%	-2.6%	-2.8%
Retail adj.(3),(5)	4,272	47%	4,345	48%	+1.7%	+1.7%
Europe	1,631	18%	1,700	19%	+6.9%	+4.3%
Wholesale	1,366	15%	1,382	15%	+2.8%	+1.2%
Retail	265	3%	318	4%	+28.2%	+20.3%
Asia-Pacific	1,178	13%	1,158	13%	-1.9%	-1.7%
Wholesale	518	6%	504	6%	-3.7%	-2.7%
Retail	660	7%	654	7%	-0.4%	-0.9%
Latin America	543	6%	552	6%	+9.9%	+1.6%
Wholesale	349	4%	339	4%	+5.6%	-2.8%
Retail	194	2%	213	2%	+17.8%	+9.7%
Rest of the World	334	4%	306	3%	-6.6%	-8.3%
Wholesale	305	3%	277	3%	-8.4%	-9.0%
Retail	29	1%	29	0%	+12.6%	-0.7%
Group total adj.(3),(5)	9,011	100%	9,086	100%	+1.9%	+0.8%
North America rep.	5,151	58%	5,370	59%	4.2%	4.2%
Retail rep.	4,097	46%	4,345	48%	6.0%	6.0%
Group total rep.	8,837		9,086		+3.9%	+2.8%

Geographic segments: net sales and trends in the fourth quarter of 2016

Net sales (millions of Euro)	4Q 2015%		4Q 2016%		Change at constant exchange rates(2)	Change at current exchange rates
North America adj.(3),(5)	1,229	60%	1,285	60%	+2.9%	+4.5%
Wholesale	221	11%	237	11%	+5.5%	+7.3%
Retail adj.(3),(5)	1,008	49%	1,048	49%	+2.4%	+3.9%
Europe	307	15%	333	16%	+12.1%	+8.2%
Asia-Pacific	291	14%	285	13%	-5.9%	-2.2%
Latin America	156	8%	170	8%	+7.4%	+9.2%
Rest of the World	76	3%	69	3%	-8.7%	-8.7%
Group total adj.(3),(5)	2,059	100%	2,142	100%	+3.0%	+4.0%
North America rep.	1,184	59%	1,285	60%	6.8%	8.5%
Retail rep.	964	48%	1,048	49%	7.1%	8.7%
Group total rep.	2,015		2,142		+5.2%	+6.3%

Net sales in the first twelve months in EUR and USD

(millions)	FY 2015	FY 2016	% Change
Net sales in EUR	8,837	9,086	+2.8%
Net sales in USD	9,804	10,057	+2.6%

Average exchange rate (in USD per EUR): 1.1069 in 2016; 1.1095 in 2015

Net sales in the fourth quarter in EUR and USD

(millions)	4Q 2015	4Q 2016	% Change
Net sales in EUR	2,015	2,142	+6.3%
Net sales in USD	2,207	2,310	+4.7%

Average exchange rate (in USD per EUR): 1.0789 in 2016; 1.0953 in 2015

Retail segment comparable store sales(4)

	FY 2016	4Q 2016
Retail North America
LensCrafters	+0.2%	-0.1%
Licensed Brands	+1.6%	+0.3%
Australia/New Zealand	+2.4%	+3.4%
Sunglass Hut worldwide	+2.6%	+2.6%
Group’s Retail	+0.6%	+0.5%

Figures at constant exchange rates are calculated using the average exchange rate of the respective comparative period. For more information, please refer to the table below.

Non-IFRS Measures: reconciliation between reported and adjusted measures

(millions of Euro)	Net sales FY 2015	Net sales 4Q 2015	Net sales FY 2016	Net sales 4Q 2016
Luxottica Group
Reported	8,836.6	2,014.9	9,085.7	2,141.5
- EyeMed adjustment	174.3	44.2	—	—
Adjusted	9,010.8	2,059.1	9,085.7	2,141.5
Retail segment
Reported	5,244.0	1,256.4	5,558.0	1,383.9
- EyeMed adjustment	174.3	44.2	—	—
Adjusted	5,418.3	1,300.6	5,558.0	1,383.9

The Company reported adjusted net sales to take into account the impact of sales from the EyeMed division in 2015. Following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumed less reinsurance revenues and less claims expense in 2015. The impact of this contract for the three-month period and twelve-month period ended December 31, 2015 was, respectively, Euro 44.2 million and Euro 174.3 million (the “Eyemed adjustment”). The EyeMed adjustment is not applicable, commencing with the first quarter of 2016, due to a modification to this insurance underwriting agreement.

The Company believes that adjusted measures are useful to both management and investors in evaluating the Company’s performance compared with that of other companies in its industry. The adjusted measure referenced above is not a measure of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). This adjusted measure is included in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations. This adjusted measure is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, any non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that any adjusted measure is not a defined term under IFRS and any definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating any adjusted measure may differ from methods used by other companies. The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons. We compensate for the foregoing limitations by using any adjusted measure as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance.

Major currencies

Average exchange rates per EUR 1	FY 2015	4Q 2015	FY 2016	4Q 2016
USD	1.1095	1.0953	1.1069	1.0789
AUD	1.4777	1.5205	1.4883	1.4385
GBP	0.7259	0.7220	0.8195	0.8691
CNY	6.9733	7.0003	7.3522	7.3691
JPY	134.3140	132.9518	120.1967	117.9180
BRL	3.7004	4.2138	3.8561	3.5548

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ STEFANO GRASSI
Date: January 30, 2017		STEFANO GRASSI
Chief Financial Officer